SO 3/16/04

SECURITI 04004954 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-36321

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 153 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNY Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BNY Capital Markets, Inc. One Wall Street

(No. and Street)

New York	NY	10286
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Gavin, Jr. **(212) 635-1386**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John M. Gavin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY Capital Markets, Inc, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

John M. Gavin Jr.
Signature

CFO
Title

Maxine L. White
Notary Public

MAXINE L. WHITE
Notary Public, State of New York
No. 4879055
Qualified in Westchester County
Commission Expires Nov. 10, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

BNY Capital Markets, Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

December 31, 2003
with Report of Independent Auditors

BNY Capital Markets, Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Independent Auditor's Report

To the Board of Directors of
BNY Capital Markets, Inc.

We have audited the accompanying statement of financial condition of BNY Capital Markets, Inc. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Capital Markets, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young LLP

February 27, 2004

BNY Capital Markets, Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2003

Assets		
Cash		$ 948,704
Receivable from brokers, dealers and clearing organizations *(Note 3)*		36,798,850
Securities owned, at fair value:		
Corporate debt	$104,036,271	
State and municipal obligations	85,141,088	
U.S. Government obligations	28,850,547	
Equities	2,395,054	
Commercial paper	103,104	220,526,064
Securities owned, not readily marketable		623,234
Securities purchased under agreements to resell		508,750
Securities borrowed		7,712,719
Accrued interest receivable		3,099,699
Fees receivable		5,502,993
Receivable from affiliate *(Note 6)*		413,546
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $1,851,593)		1,501,203
Goodwill		30,856,356
Deferred tax asset (*Note 5*)		3,425,688
Other assets		2,188,272
Total assets		$314,106,078
Liabilities and shareholder's equity		
Liabilities:		
Short-term borrowings		$ 20,000,000
Securities sold, not yet purchased, at fair value:		
U.S. Government obligations	$15,654,219	
Corporate debt	2,904,918	
Equities	2,352,741	20,911,878
Securities loaned		5,186,020
Payable to Parent (*Note 6*)		59,458,238
Accrued compensation and other expenses		21,763,336
Deferred tax liability		242,495
Other liabilities		1,341,471
		128,903,438
Subordinated liabilities (*Note 9*)		50,000,000
Total liabilities		178,903,438
Shareholder's equity:		
Common stock, $.10 par value—1,000 shares authorized; 105 shares issued and outstanding		10
Additional paid-in capital		51,180,932
Retained earnings		84,021,698
Total shareholder's equity		135,202,640
Total liabilities and shareholder's equity		$314,106,078

See accompanying notes.

BNY Capital Markets, Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

BNY Capital Markets, Inc. (the "Company"), a wholly-owned subsidiary of The Bank of New York Company, Inc. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is also a member of the Municipal Securities Rule Making Board and the Securities Investor Protection Corporation. The Company has been authorized by the Federal Reserve Board (the "Board") to underwrite and deal in all types of debt and equity securities.

The Company provides a wide range of financial services. Its businesses include securities underwriting, distribution and trading. The Company also performs various corporate finance advisory activities, such as merger & acquisition and project finance. The Company conducts trading activity with its customers on both a principal and agency basis. Securities products offered and sold by the Company are not insured by the Federal Deposit Insurance Corporation, are not deposits or other obligations of the Parent, are not guaranteed by the Parent, and are subject to investment risks including the possibility of loss of principal invested.

The Company clears all of its transactions through an affiliate broker-dealer on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in the financial statements are reasonable and prudent. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, including derivative contracts held for trading purposes, are stated at market value with related changes in unrealized appreciation or depreciation reflected in principal transactions on the statement of income. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Interest is accrued on repurchase and resale contract amounts, securities borrowed and loaned transactions and securities owned, and is included in accrued interest receivable/payable on the statement of financial condition and the respective interest balances on the statement of operations.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements of Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

In the normal course of business, the Company obtains securities under resale agreements on terms which, permit it to repledge or resell the securities to others. At December 31, 2003, the Company obtained approximately $500 thousand of securities on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's commitments under proprietary short sales.

2. Summary of Significant Accounting Policies (continued)

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. The Company monitors the market value of securities loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Long Lived Assets

Furniture and equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the respective useful lives of the asset, generally ranging from four to ten years. Leasehold improvements are amortized over the lesser of fifteen years or the term of the lease.

Goodwill

As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets,"* which resulted in it ceasing to amortize goodwill. Goodwill is evaluated for impairment annually. For the year ended December 31, 2003, no impairment expense was recorded.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent, pursuant to a tax sharing agreement between the Parent and the Company.

3. Receivable from Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2003 consist of the following:

Receivable from clearing broker	$26,738,328
Securities failed to deliver	206,307
Unsettled trades	9,379,418
Receivable from clearing organizations	474,797
Total	$36,798,850

4. Short-Term Borrowings

The Company maintains uncommitted lines of credit totaling $275,000,000 with unrelated financial institutions and an uncommitted line of credit in the amount of $10,000,000 with the Parent, with no expiration dates. In each case, these lines of credit are used to finance the Company's proprietary trading business. As of December 31, 2003, the Company has overnight borrowings of $20,000,000 outstanding with unrelated financial institutions under these lines of credit at a weighted average rate of 1.205%.

5. Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company has a gross deferred tax asset of $7,835,229 and a gross deferred tax liability of $4,652,036 at December 31, 2003. The deferred tax asset is primarily attributable to state and local taxes and the deferred tax liability is attributable to amortization of intangibles and deferred compensation expense not recognized for tax purposes. The Company's effective tax rate differs from the federal statutory rate mainly as a result of the effect of state and local taxes.

6. Related Party Transactions

The Company conducts transactions in the ordinary course of business with the Parent and its affiliates. During the year ended December 31, 2003, such transactions included loan syndications, purchases of securities under agreements to resell, sales of securities under agreements to repurchase, securities borrowing, securities lending and deposits. The Parent and its affiliates also provide legal, accounting, tax, audit, data processing and other administrative support services to the Company pursuant to a service agreement between the Company and the Parent and its affiliates.

As of December 31, 2003, amounts payable to Parent consist of the following:

Income taxes payable (*Note 5*)	$ 31,803,720
Benefit plan obligations (*Note 7)*	2,783,002
Accrued interest payable on subordinated liabilities (*Note 9*)	24,871,516
	$ 59,458,238

In addition, the Company had unrestricted cash of $390,561 and receivables of $413,546 with an affiliate of the Parent.

The Company entered into a cancelable lease agreement with an affiliate of the Parent dated September 3, 1996. Under the terms of the agreement, the Company is obligated to pay rent of approximately $40,000 per month, which is included in occupancy and equipment costs on the statement of income.

Included in securities owned are U.S. Government obligations on deposit at the affiliated clearing broker with a market value of approximately $5,000,000.

As of December 31, 2003 stock borrowed from affiliates had a contract value of $1,530,830 and stock loaned to affiliates had a contract value of $4,355,190.

7. Employee Benefit Plans

The Company's employees are covered under the Parent's benefit plans. The Parent's Defined Benefit Retirement Plan covers substantially all full time employees. The Company's employees are also covered under the Parent's Employee Stock Ownership Plan which may provide additional benefits. In addition, certain employees of the Company may participate in the Parent's Profit Sharing and Stock Option Awards Plans.

8. Financial Instruments

Fair Value

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, securities purchased under agreements to resell and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including securities sold, not yet purchased, securities sold under agreements to repurchase, liability subordinated to claims of general creditors and certain payables are carried at fair value or contracted amounts approximating fair value.

Collateral

The Company enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

At December 31, 2003, the fair value of securities received under the stock borrow arrangements is $7,957,507, of this amount, the Company has pledged securities delivered under stock loan agreements with fair value of $5,434,818.

Derivative Financial Instruments

Derivatives are financial instruments, which include option, futures, and forward contracts, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties and include forward contracts. The Company records its derivative activities at fair value and unrealized gains and losses are recognized currently.

8. Financial Instruments (continued)

The Company is subject to market risks arising from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The Company enters into transactions in option and futures contracts with off-balance sheet risk in order to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities.

The credit risk associated with these contracts resulting from the potential inability of counterparties to meet the terms of their contracts and is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

At December 31, 2003, the Company held no derivative financial instruments.

9. Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated credit facility in the amount of $250,000,000 with the Parent. As of December 31, 2003, the Company has $50,000,000 outstanding on this loan, bearing interest at 7 1/4% per annum. The note is scheduled to mature on February 28, 2004.

The Company obtained an extension of the current facility with its Parent that comes into effect upon expiration of the existing facility. The extended facility bears interest at Libor + 150Bps and matures on February 28, 2007.

This loan is subordinated to the claims of general creditors. The NASD has approved this subordinated loan to constitute part of the Company's net capital under the Uniform Net Capital Rule. The subordinated loan may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

10. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the aggregate indebtedness method of this Rule. At December 31, 2003, the Company had net capital of $125,949,516 which was $118,750,079 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was .86 to 1.

11. Off-Balance Sheet Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the counterparty is unable to fulfill its contracted obligation. The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers.

The Company's securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to the risk of loss in the event of the counterparty's inability to meet the terms of their contracts. Should the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2003 were settled without an adverse effect on the Company's financial statements taken as a whole.

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices which differ from values reflected on the statement of financial condition.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

12. Commitments and Contingencies

The Company has obligations under operating leases with unrelated parties. The lease agreements have initial noncancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2003, are:

	Gross rental	Sub-lease rental	Net obligation
2004	$1,119,288	$ (553,478)	$ 565,810
2005	1,146,809	(200,790)	946,019
2006	1,146,809	(200,790)	946,019
2007	1,146,809	(200,790)	946,019
2008	1,183,764	(206,388)	977,376
Thereafter	2,788,748	(553,288)	2,235,460
Total	$8,532,227	($1,915,524)	$6,616,703

Included in the 2004 sub-lease rental is $352,788 in projected rental income from an affiliate of the Parent pursuant to a lease contract which expires at the end of 2004 and is renewable at the affiliate's option.

The Company may be involved in litigation arising in the normal course of business. At December 31, 2003, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.